Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19
Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) announces to its shareholders and the general market that alongside Petroleo Brasileiro S.A. - Petrobras, has started working under a non-binding Memorandum of Understanding with a term of 2 (two) years , and the goal of pursuing commercial opportunities and potential partnerships on decarbonization projects; low carbon fuels; hydrogen and its coproducts; carbon capture, utilization and storage (CCUS); as well as R&D projects regarding the integrity of materials in marine environment and natural gas powered "direct reduction" steelmaking.

Gerdau has a distinguished position in the global steel industry with one of the lowest Greenhouse Gas emissions, currently at 0.91 tCO2e per ton of steel, which represents approximately half of the global industry average and has the goal of reaching 0.82 tCO2e per ton of steel by 2031.

This partnership contributes to the development of technology and initiatives that aim to enable a low carbon economy, creating new paths for the decarbonization of the steel industry.

São Paulo, September 9th, 2024.

Rafael Dorneles Japur
Executive Vice-President and
Investor Relations Officer